Exhibit 99.2

2025 You May Vote Your Proxy When You View The Material On The Internet. You Will Be Asked To Follow The Prompts To Vote Your Shares. GDEV INC. 55, Griva Digeni, Limassol, Cyprus NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS to be held on 29 August 2025 *Members are cordially invited to attend the Annual General Meeting and vote in person. At the meeting, you will need to request a ballot to vote your shares. Dear Member, The 2025 annual general meeting (the “AGM”) of the members (the “Members”) of GDEV INC. (the “Company”) will be held at the Company’s offices at: 55, Griva Digeni, Limassol, Cyprus on 29 August 2025, at 3:00 p.m. (Cypriot time), 8:00 a.m. Eastern Time (EDT). The AGM will be held virtually by telecommunications means. Proposals to be considered at the AGM: (1) Confirmation of Appointment of the Auditors: To confirm the appointment of KPMG, as the Company’s auditors in accordance with the provisions of section 153 of the Companies Law Cap 113 to hold office from the conclusion of this AGM until the Members appoint another auditor. The remuneration of the auditor shall be fixed by resolution of Directors in such manner as the Directors may determine or in a manner required by the rules and regulations of the stock exchange applicable to the Company. (2) Election of Directors: According to Regulation 9.5 of the Company’s Articles of Association (the “Articles”), each Director holds office for a term expiring at the Company’s next AGM immediately following their appointment, or until their earlier death, resignation or removal, and can be re-elected for successive terms. Upon the recommendation of the Nomination and Compensation Committee, the Board recommends to the AGM to re-elect the following Directors of the Company: (1) Marie Holive Independent Director (2) Andrew Sheppard Independent Director (3) Tal Shoham Independent Director (4) Igor Bukhman* Non-Executive Director (5) Andrey Fadeev* Director and CEO of the Company *These directors are, pursuant to Regulation 9.2 of the Articles, subject to nomination and appointment by Everix and FG (as defined in the Articles) and are subject to election by resolution of those persons only. Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. The Proxy Materials are available for review at: https://www.cstproxy.com/gdevinc/2025 CONTROL NUMBER GDEV INC. c/o Continental Proxy Services 1 State Street, New York NY 10004 Vote Your Proxy on the Internet: Go to http://www.cstproxyvote.com Have your notice available when you access the above website. Follow the prompts to vote your shares. The Board of Directors recommends a vote “FOR” Proposal 1 and “FOR” all nominees under Proposal 2. Vote at the Meeting – If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend the annual meeting, visit: https://www.cstproxy.com/gdevinc/2025

2025 Important Notice Regarding the Availability of Proxy Materials For the 2025 Annual General Meeting of Members to be Held On August 29, 2025 The following Proxy Materials are available to you to review at: https://www.cstproxy.com/gdevinc/2025 - the Proxy Card. - any amendments to the foregoing materials that are required to be furnished to Members. This is not a ballot. You cannot use this notice to vote your shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you would like to receive a paper or e-mail copy of these documents, you must request one. There is no charge for such documents to be mailed to you. Please make your request for a copy as instructed below on or before August 15, 2025 to facilitate a timely delivery. You may also request that you receive paper copies of all future proxy materials from the Company. ACCESSING YOUR PROXY MATERIALS ONLINE Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically. You must reference your Control number. REQUESTING A PAPER COPY OF THE PROXY MATERIALS By telephone please call 1-888-266-6791, or By logging on to https://www.cstproxy.com/gdevinc/2025 or By email at: proxy@continentalstock.com Please include the company name and your control number in the subject line. GDEV INC. 55, Griva Digeni, Limassol, Cyprus